                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 19)*

                            Wm. Wrigley Jr. Company

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                  982526 10 5

                                 (CUSIP Number)


                    Raymond H. Drymalski, Bell, Boyd & Lloyd
                         70 West Madison Street, #3300
                    Chicago, Illinois 60602, (312) 372-1121
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 June 30, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 Pages

SCHEDULE 13D
CUSIP No. 982526 10 5
PAGE  2  of  9  Pages

1    NAME OF REPORTING PERSON:  Edna Jean Offield
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
          ###-##-####
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          a ( ) b ( )
3    SEC USE ONLY
4    SOURCE OF FUNDS:  Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  ( )
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH--
7    SOLE VOTING POWER:                     396,120
8    SHARED VOTING POWER:                 5,217,746
9    SOLE DISPOSITIVE POWER:                396,120
10   SHARED DISPOSITIVE POWER:            5,217,746
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                              5,613,866
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES: ( )
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.9%
14   TYPE OF REPORTING PERSON:  IN

SCHEDULE 13D
CUSIP No.   982526 10 5
PAGE  3  of  9  Pages

1    NAME OF REPORTING PERSON:  Paxson H. Offield
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
          ###-##-####
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          a ( ) b ( )
3    SEC USE ONLY
4    SOURCE OF FUNDS:  Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  ( )
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH--
7    SOLE VOTING POWER:                      97,000
8    SHARED VOTING POWER:                 4,512,630
9    SOLE DISPOSITIVE POWER:                 97,000
10   SHARED DISPOSITIVE POWER:            4,512,630
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                              4,609,630
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES: ( )
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.8%
14   TYPE OF REPORTING PERSON:  IN

PAGE  4  of  9   Pages

     This Amendment No. 19 relates to the joint statement on Schedule 13D, dated October 18, 1991, as previously amended and as amended hereby (the "Statement"), of Edna Jean Offield ("EJO"), James S. Offield and Paxson H. Offield ("PHO") relating to the Common Stock, no par value (the "Common Stock"), of the Wm. Wrigley Jr. Company (the "Company"). Unless otherwise defined herein, all capitalized terms used but not defined herein shall have the meanings given them in the joint statement filed October 18, 1991 or any previous amendment. Except as amended hereby, the information set forth in the Statement remains true, complete and correct.

Item 3.  Source and Amount of Funds or Other Consideration.

     Not Applicable

Item 4.  Purpose of Transaction.

     The reporting persons effected the transfer of shares of Common Stock specified in Item 5(c) for tax planning purposes and to decrease their equity position in the Company. As previously reported under Item 5(b) of the Original Statement, the nature of the reporting persons' respective beneficial ownership of shares of Common Stock varies. However, regardless of the nature of the reporting persons' beneficial ownership of shares, all shares of Common Stock reported by this Statement as being beneficially owned by them are held for investment purposes. In the normal course of managing their investment in the Company's Common Stock (whether the Common Stock is owned directly or indirectly as a result of any of the facts described under Item 5(b) of this Statement), the reporting persons may acquire or dispose of shares of Common Stock. Except as described in the preceding sentence, the reporting persons have no plans or proposals which relate to or would result in any of the events described in paragraphs (a) through (j) set forth under Item 4 of Schedule 13D.

PAGE  5  of  9  Pages

Item 5.  Interest in Securities of the Issuer.

     (a) Shares of Class B Common Stock, no par value ("Class B Stock"), of the Company are convertible at any time into shares of Common Stock on a share for share basis, are entitled to ten votes per share and are subject to restrictions on transfer. Because of the conversion feature of the Class B Stock, rule 13d-3(d) under the Securities Exchange Act of 1934, as amended, requires that the shares of Class B Stock beneficially owned by the reporting persons be treated as shares of Common Stock for purposes of this Statement. The following table sets forth, with respect to each of the reporting persons (i) the aggregate number of shares of Common Stock beneficially owned, and (ii) the approximate percentage of outstanding shares of Common Stock beneficially owned. Of the shares set forth under the middle column below, 2,588,168 and 2,078,018 are shares of Class B Stock beneficially owned by EJO and PHO, respectively. The percentage calculations set forth below are based on 93,333,233 shares of Common Stock outstanding as of April 15, 1999, plus the respective number of shares of Class B Stock that are beneficially owned by the reporting persons.



                       Shares of
     Reporting         Common Stock             Percentage
     Person            Beneficially Owned       Owned
     ---------         ------------------       ----------
     EJO                5,613,866                5.9%

     PHO                4,609,630                4.8%


     (b) The following table sets forth, with respect to each of the reporting persons, the number of shares of Common Stock as to which the reporting person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, and (iv) shared power to dispose or direct the disposition:


                     Sole          Shared           Sole           Shared
     Reporting      Voting         Voting        Dispositive     Dispositive
       Person      Power<F1>      Power<F2>        Power<F1>      Power<F2>
     ---------     ---------      ---------      -----------     -----------
     EJO           396,120<F3>    5,217,746<F4>  396,120<F3>     5,217,746<F4>

     PHO            97,000<F5>    4,512,630<F6>   97,000<F5>     4,512,630<F6>

PAGE  6  of  9   Pages

     (c) The reporting persons have effected the following transactions in the Common Stock of the Company since Amendment No. 18 was filed:

                      Amount
                     Sold or                                      Type of
       Date        Transferred       Transferor       Price     Transaction
     --------      -----------       ----------      -------    -----------
     02/23/99         1,905              EJO         99.0910    Open market
     02/23/99         5,144              EJO         99.0910    Open market
     02/24/99         3,547              EJO         99.5550    Open market
     02/24/99         9,578              EJO         99.5550    Open market
     02/25/99         3,985              EJO         93.3570    Open market
     02/25/99         3,985              EJO         93.3570    Open market
     02/25/99         1,628              EJO         95.2250    Open market
     02/25/99           373              EJO         93.3570    Open market
     02/25/99         4,395              EJO         95.2250    Open market
     02/25/99         1,007              EJO         93.3570    Open market
     02/25/99           319              EJO         93.3570    Open market
     02/25/99           370              EJO         93.3570    Open market
     02/25/99           907            EJO, PHO      93.3570    Open market
     02/25/99         2,568            EJO, PHO      93.3570    Open market
     02/25/99           549            EJO, PHO      93.3570    Open market
     02/25/99         6,656            EJO, PHO      93.3570    Open market
     02/25/99           894            EJO, PHO      93.3570    Open market
     02/25/99           392            EJO, PHO      93.3570    Open market
     02/25/99             4            EJO, PHO      93.3570    Open market
     02/25/99         4,292            EJO, PHO      93.3570    Open market
     02/25/99         4,292            EJO, PHO      93.3570    Open market
     02/26/99         9,110              EJO         93.1109    Open market
     02/26/99         9,110              EJO         93.1109    Open market
     02/26/99           853              EJO         93.1109    Open market
     02/26/99         2,302              EJO         93.1109    Open market
     02/26/99           730              EJO         93.1109    Open market
     02/26/99           847              EJO         93.1109    Open market
     02/26/99         2,073            EJO, PHO      93.1109    Open market
     02/26/99         5,868            EJO, PHO      93.1109    Open market
     02/26/99         1,256            EJO, PHO      93.1109    Open market
     02/26/99        15,210            EJO, PHO      93.1109    Open market
     02/26/99         2,044            EJO, PHO      93.1109    Open market
     02/26/99            11            EJO, PHO      93.1109    Open market
     02/26/99           894            EJO, PHO      93.1109    Open market
     02/26/99         9,810            EJO, PHO      93.1109    Open market
     02/26/99         9,810            EJO, PHO      93.1109    Open market
     03/01/99        11,273              EJO         93.3680    Open market
     03/01/99        11,273              EJO         93.3680    Open market
     03/01/99         1,055              EJO         93.3680    Open market
     03/01/99         2,848              EJO         93.3680    Open market

PAGE  7  of  9  Pages



                     Amount
                     Sold or                                     Type of
       Date        Transferred       Transferor       Price     Transaction
     --------      -----------       ----------      -------    -----------
     03/01/99              903           EJO         93.3680    Open market
     03/01/99            1,048           EJO         93.3680    Open market
     03/01/99            2,565         EJO, PHO      93.3680    Open market
     03/01/99            7,262         EJO, PHO      93.3680    Open market
     03/01/99            1,553         EJO, PHO      93.3680    Open market
     03/01/99           20,145         EJO, PHO      93.3680    Open market
     03/01/99            2,529         EJO, PHO      93.3680    Open market
     03/01/99              642         EJO, PHO      93.3676    Open market
     03/01/99           12,140         EJO, PHO      93.3680    Open market
     03/01/99           12,140         EJO, PHO      93.3680    Open market
     03/02/99              285           EJO         93.0000    Open market
     03/02/99              285           EJO         93.0000    Open market
     03/02/99               27           EJO         93.0000    Open market
     03/02/99               72           EJO         93.0000    Open market
     03/02/99               23           EJO         93.0000    Open market
     03/02/99               26           EJO         93.0000    Open market
     03/02/99               65         EJO, PHO      93.0000    Open market
     03/02/99              183         EJO, PHO      93.0000    Open market
     03/02/99               39         EJO, PHO      93.0000    Open market
     03/02/99              311         EJO, PHO      92.9470    Open market
     03/02/99               64         EJO, PHO      93.0000    Open market
     03/02/99               97         EJO, PHO      92.9470    Open market
     03/02/99              294         EJO, PHO      92.9470    Open market
     03/02/99              294         EJO, PHO      92.9470    Open market
     03/04/99            6,547           EJO         93.1500    Open market
     03/04/99            6,547           EJO         93.1500    Open market
     03/04/99              612           EJO         93.1500    Open market
     03/04/99            1,654           EJO         93.1500    Open market
     03/04/99              525           EJO         93.1500    Open market
     03/04/99              609           EJO         93.1500    Open market
     03/04/99            1,490         EJO, PHO      93.1500    Open market
     03/04/99            4,219         EJO, PHO      93.1500    Open market
     03/04/99              903         EJO, PHO      93.1500    Open market
     03/04/99            9,778         EJO, PHO      93.0970    Open market
     03/04/99            1,469         EJO, PHO      93.1500    Open market
     03/04/99            1,060         EJO, PHO      93.0970    Open market
     03/04/99            7,064         EJO, PHO      93.0970    Open market
     03/04/99            7,064         EJO, PHO      93.0970    Open market

PAGE  8  of  9   Pages

     (e) Upon consummation of the transactions described in part (c) of this Item, PHO ceased to be the beneficial owner of more than 5% of the outstanding Common Stock.

----------------------
<F1>  Of the shares listed in this column, 10,299 are shares of Class B Stock beneficially owned by PHO.

<F2>  Of the shares listed in this column, 2,588,168 and 2,067,719 are shares of
Class B Stock beneficially owned by EJO and PHO, respectively.

<F3>  EJO beneficially owns these shares in her capacity as trustee under her living trust.

<F4>  EJO beneficially owns (i) 1,495,659 of these shares as a result of being a trustee of several family trusts, (ii) 3,344,973 of these shares as a result of the provisions of certain family trusts described under Item 6, and (iii) 377,114 of these shares as a result of serving as a director of the Foundation, which is the legal owner of such 377,114 shares. EJO disclaims beneficial ownership of all of the shares described in clauses (i) and (iii) of the preceding sentence and 1,440,127 of the shares described in clause (ii) of that sentence.

<F5>  The indicated reporting person beneficially owns these shares in his capacity as trustee under a living trust.

<F6>  PHO beneficially owns (i) 3,344,973 of these shares as a result of the provisions of certain family trusts described herein under Item 6, and (ii) 377,114 of these shares as a result of serving as a director of the Foundation, which is the legal owner of such 377,114 shares. PHO disclaims beneficial ownership of 2,675,182 of the shares described in clause (i) of the preceding sentence and all of the shares described in clause (ii) of that sentence.

PAGE  9 of  9 Pages

                                   Signatures

     After reasonable inquiry, the undersigned certify that the information set forth in this Statement, or amendment thereto, is true, complete and correct.


Dated:  June 30, 1999                  /s/ Edna Jean Offield
                                       ------------------------
                                           Edna Jean Offield


                                       /s/ Paxson H. Offield
                                       ------------------------
                                           Paxson H. Offield